April 8, 2011

Via EDGAR and Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Cascio

Re:	Applied Micro Circuits Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed May 12, 2010
File No. 000-23193

Dear Mr. Cascio:

We submit this letter in response to additional comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated April 1, 2011, relating to Applied Micro Circuits Corporation’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2010. Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Critical Accounting Policies, page 39

Revenue Recognition, page 41

1.	We refer to your response to prior comment 2. In your revenue policy you state that the portion of revenue from shipments to distributors subject to rights of return is deferred until the agreed upon percentage of return or cancellation privileges lapse. In future filings please further clarify the accounting for these transactions. In that regard, clarify whether you relieve inventory and record a receivable. Also clarify the basis for the accounting in these instances. For instance, if true, you could clarify that title for the inventory passes at shipment and that you believe that you have a legally valid receivable, notwithstanding the fact that revenue has not been recognized.

As discussed with the Staff, the Company’s standard terms and conditions of sale do not allow for product returns, and the Company generally does not allow product returns other than under warranty or stock rotation. The Company will clarify this disclosure in future filings.

Item 8. Financial Statements

Note 10. Contingencies, page F-35

2.	We refer to your response to prior comment 5. For matters which involve a reasonably possible loss, SAB Topic 5-Y provides three alternatives which may satisfy the reporting requirements, one of which is to disclose that any reasonably possible potential loss in addition to the amount accrued is not material to the financial statements. In future filings please include a disclosure similar to your response which indicates that management believes the actual amount of costs will not be materially different from the amount accrued.

In response to the Staff’s comment, the Company will include this disclosure in future filings.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding this matter, please contact the undersigned at (408) 542-8632.

Very truly yours,

/s/ L. William Caraccio

L. William Caraccio
Vice President and General Counsel

cc: Leigh Ann Schultz, Securities and Exchange Commission

Gary Todd, Securities and Exchange Commission